March 6, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Scientist Home Future Health Limited

Registration Statement on Form S-1

Filed January 16, 2025

File No. 333-283430

To the men and women of the SEC:

On behalf of Scientist Home Future Health Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 31, 2025 addressed to Mr. Chan Siu Hung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on January 16, 2025.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment to Form S-1 filed January 16, 2025

Prospectus Summary, page 1

1. We note your revised disclosure on page 15 in response to our prior comment 1. Please revise to provide similar disclosure in your Prospectus Summary section as well.

Company Response:

The prospectus summary has been amended accordingly.

Risk Factors

Our Officer and Director lacks experience in the reporting and disclosure obligations of publicly-traded companies., page 6

2. We note your expanded disclosures provided in response to prior comment 4:

• As previously requested, please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

• With reference to your new risk factor, please provide us with separate comprehensive discussions of the services provided by your auditor and the "additional third parties".

Company Response:

We have amended the risk factor on page 6.

Additionally, Mr. Chan is the one who is responsible for preparing the financial statements. Mr. Chan does not have sufficient knowledge of US GAAP, SEC rules and regulations. Mr. Chan does not have any professional designations or professional experience in preparing the financial statements in accordance with U.S. GAAP. However, he has experience in overseeing the preparation of financial statements in accordance with Hong Kong accounting standards. We believe this risk factor addresses the potential implications due to his limited knowledge on U.S. GAAP, SEC rules and regulations.

Management's Discussion and Analysis

Critical Accounting Estimates, page 13

3. Pursuant to Item 303(b)(3) of Regulation S-K, please revise your filing to provide critical accounting estimate disclosures. We would expect such disclosures to include, but not necessarily be limited to, your principal versus net assessment for your revenue recognition as addressed in prior comment 26. Your Item 303(b)(3) disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. See also SEC Release No. 33-8350.

Company Response:

We have added Critical Accounting Policies and Estimates to our Management’s Discussion and Analysis on page 13.

Consumer Health Market in Hong Kong and Southeast Asia, page 14

4. We note your revised disclosure in response to prior comment 10 that there is a growing preference in the consumer health market in Hong Kong for herbal and traditional products, including traditional Chinese medicine (TCM) and that traditional medicine remains integral to healthcare in this region. You also disclose that your mixed gelatine hydrolysate and high concentration proteinase products accounted for over half of your revenue as of September 30, 2024. Please revise to clarify, if true, that your top products, including the gelatine hydrolysate and proteinase products, do not constitute herbal, traditional, or TCM products.

Company Response:

Our products do not constitute herbal, traditional, or TCM products. The Form S-1 has been amended accordingly.

Emerging Trends in Precision Nutrition, page 14

5. We note your revised disclosure in response to prior comment 9 that you expect to employ nutrition specialists to explain the features of your products and to provide consultation services to your customers. You also disclose on page 15 that Mr. Chan is currently the only customer service representative to provide product details to customers and answer customers’ enquiries through call and instant messaging applications. Please revise to disclose Mr. Chan’s prior experience and qualifications to provide nutrition and health recommendations to your customers, as applicable.

Company Response:

We have revised page 14 accordingly to clarify that while Mr. Chan is familiar with our products, and hence can provide product details to customers, that customers would be well advised to consider their own needs and concerns to determine if consulting a nutrition specialist is necessary.

Nutraceutical Supplements, page 14

6. We note your revised disclosure in response to our prior comment 11 that while there is no government definition of nutraceuticals, "Dietary Supplements and Nutraceuticals defines nutraceuticals as foods, or parts of food, such as isolated nutrients, food supplements, herbal products, extracts, and processed food products, that provide health benefits to individuals and can aid in the prevention and treatment of diseases." Please revise to identify the "Dietary Supplements and Nutraceuticals" referenced and clarify the source of the information in this section.

Company Response:

Page 14 has been amended, and references to nutraceuticals have been removed.

Business Model and Operations, page 15

7. We note your revised disclosure in response to our prior comment 12 and reissue it in part. Please revise to provide additional details regarding the material terms of your agreement with your sole supplier, including each party's rights and obligations, any minimum purchase committments, and the termination provision.

Company Response:

Additional details regarding the material terms of our agreement with our sole supplier have been added to page 15.

Current Business Operations, page 15

8. We note your response to our prior comment 14 and reissue in part. We note your revised disclosure that "[yo]ur online platform will connect to nutrition specialist for consultations, providing continuous support and accessible services for our customers anytime, anywhere." Please also provide additional detail relating to the timeline of your future online platform.

Company Response:

We have amended the Future Plans section on page 16.

Our Strategies, page 15

9. We note your revised disclosure in response to our prior comment 19. We note your disclosure that "[yo]ur intake supplements (Scientist Home Bone Gelatine Hydrolysate, Scientist Home Mixed Gelatine Hydrolysate and Scientist Home High Concentration Proteinase) complied with the Hong Kong Food Adulteration (Metallic Contamination) Regulations Maximum permitted concentration of certain metals..." Please confirm whether your intake supplements continue to comply with the requirements of the Hong Kong Food Adulteration (Metallic Contamination) Regulations.

Company Response:

We have amended language in the section titled Our Strategies on page 15.

Future Plans, page 16

10. We note your revised disclosure in response to our prior comment 22 that you expect to "add in health supplement products" that help to maintain standard blood glucose level and blood vessel health. Please expand your disclosure to discuss the health supplement products you expect to add to your product line, including the current status and timeline for commercializing such products. We also note your response that the Use of Proceeds section remains unchanged because you do not expect to incur any additional costs from your third-party supplier to expand your product line. Please revise to clarify the basis for your expectation that you will not incur any additional expenses to include such products to your product line.

Company Response:

We have amended the Future Plans section on page 16 accordingly. We have not revised our Use of Proceeds, as the costs of expanding our product line are already included in the Advertising and Marketing Expenses row of our Use of Proceeds on page 17.

11. We note your response to our prior comment 14 and reissue in part. We note your revised disclosure that "[yo]ur online platform will connect to nutrition specialist for consultations, providing continuous support and accessible services for our customers anytime, anywhere." Please also provide additional detail relating to the timeline of your future online platform.

Company Response:

Please see response to comment 8.

Government Regulations, page 16

12. We note your revised disclosure in response to prior comment 23 that none of your topical cream products contain mercury compounds. However, we note that you continue to state on page 15 that your topical creams comply with FDA regulations concerning mercury compounds. Please revise your disclosure throughout the registration statement to clarify that none of your topical cream products contain mercury compounds accordingly. Please also include conforming changes relating to the applicable government and industry regulations in the United States and Hong Kong as they relate to your products in the Prospectus Summary.

Company Response:

We have amended page 15 and the Prospectus Summary accordingly.

Related Party Transactions, page F-9

13. We refer to our prior comment 28. Please address the following:

• Please tell us how the overpayment to Related party B occurred. With reference to the transaction that resulted in the overpayment, clarify whether the $22,951 is appropriately classified as Other Receivables, which implies you are owed cash. Alternatively, if the $22,951 is a prepayment for goods or services, please label this asset as such. Please clarify when the overpayment was made and when the Company anticipates receiving cash or future goods or services.

• Please expand your disclosure to clarify the nature of the transaction that gave rise to the $10,000 amount due to Related party B. Ensure you address why you did not request repayment of the above referenced overpayment rather than entering into a separate transaction with Related party B to access funds for working capital purposes.

• Based on the material revisions made to your balance sheet and statement of cash flows, it appears that you have corrected a material error in the classification of amounts due/from Related party B. Please revise your financial statements, including labeling the revised financial statements as “restated” and providing all the disclosures required by ASC 250-10-50. In addition, have your auditor revise their audit report to include an explanatory paragraph that references the error correction and the footnote that discusses it. Refer to paragraphs .09 and .16 of PCAOB AS 2820.

Company Response:

We have included the financial statements for period from date of inception to December 31, 2024, to supersede the previous financial statements. The Form S-1 has been amended accordingly.

General

14. We note your response to our prior comment 29 and reissue it. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China- Based Companies issued by the Staff in December 2021.

Company Response:

The Form S-1 has been amended accordingly throughout.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 6, 2025

/s/ Chan Siu Hung

Chan Siu Hung

Chief Executive Officer